WOODSIDE
AUSTRALIAN ENERGY

03 FEB 10 AM 7:21

23 January 2003

SUPPL

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

03003756

PROCESSED
MAR 0 3 2003
THOMSON
FINANCIAL

Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose the following document/s which has/have recently been filed with the Australian Stock Exchange ("ASX"):

- Stock Exchange Release in relation to amendments made to the Investor presentation, lodged with the Australian Stock Exchange on 23 January 2003;
- News Release in relation to a LNG sale agreement signed with Shizuoka Gas, lodged with the Australian Stock Exchange on 23 January 2003.

It would be greatly appreciated if you could return by fax (+61 8 9348 4990) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.

Rebecca Sims
Administration Officer

dlw 2/11

WOODSIDE PETROLEUM LTD.
A.B.N. - 55 004 898 962
Registered Office: No.1 Adelaide Terrace, Perth, Western Australia, 6000
Box D188 G.P.O. Perth, Western Australia, 6840. Telephone: (08) 9348 4000 Facsimile: (08) 9325 8178

82-2280

23 January 2003

WOODSIDE

AUSTRALIAN ENERGY

WOODSIDE PETROLEUM LTD.
ABN 55 004 898 962

STOCK EXCHANGE RELEASE

Investor Presentation Amendments

Woodside advises with regard to the Investor Presentation slides presented at Merrill Lynch today, the 2P Gross Reserves numbers on slide 11 were incorrectly stated as outlined below:

- NWS Cossack (Lambert/Hermes/Wanea) should read 137 mmbbls instead of 123.6 mmbbls
- Laminaria should read 116.1 mmbbls instead of 242.9 mmbbls
- Legendre should read 33.7 mmbbls instead of 73.4 mmbbls

ANTHONY NIARDONE
Asst. Company Secretary

82-2280

WOODSIDE

AUSTRALIAN ENERGY

NEWS RELEASE

Woodside Petroleum Ltd. & Subsidiaries
A.C.N. 004 898 962
1 Adelaide Terrace
PERTH WA 6000
Tel: (08) 9348 4000 Fax: (08) 9348 5539

Woodside Energy Ltd.
A.C.N. 005 482 986
1 Adelaide Terrace
PERTH WA 6000
Tel: (08) 9348 4000 Fax: (08) 9348 5539

Thursday, 23 January 2003
12.00 noon (WST)

LNG SALE AGREEMENT SIGNED WITH SHIZUOKA GAS

The North West Shelf LNG Sellers today announced the signing of a long-term LNG sale and purchase agreement with Shizuoka Gas Co., Ltd.

Yearly volumes will vary over the term of the 24-year contract, peaking at 135,000tonnes of LNG a year. First deliveries under the agreement will start in 2005 and the LNG will be sold free on board.

Shizuoka Gas is the sixth largest and one of the fastest growing gas companies in Japan. Its current customer base includes Shizuoka and Fuji, which is a major industrial centre for paper and chemical manufacture. Shizuoka Gas sells 70% of its gas to the industrial market.

This is the North West Shelf Venture's first long-term sale of LNG to Shizuoka Gas.

The Chief Executive Officer of the North West Shelf Venture, Steve Ollerearnshaw, said that the agreement reflected a strong sign of confidence in the Venture's ability to meet its customers' energy needs.

"We are very pleased to welcome Shizuoka Gas as a new customer of the North West Shelf Venture," Mr Ollerearnshaw said.

"We are pleased to support their growth in gas demand, and we look forward to building a long-term relationship with them."

Mr Ollerearnshaw said the North West Shelf Venture's recent string of marketing successes in Asia was backed by an enviable reputation as one of the world's most reliable suppliers of LNG.

The six equal participants in the North West Shelf Venture are: Woodside Energy Ltd. (operator); BHP Billiton Petroleum (North West Shelf) Pty Ltd; BP Developments Australia Pty Ltd; ChevronTexaco Australia Pty Ltd; Japan Australia LNG (MIMI) Pty Ltd; and Shell Development (Australia) Proprietary Limited.

MEDIA INQUIRIES
Tony Johnson, Senior Adviser External Affairs
W: (08) 9348 5034 M: (0417) 916 638

INVESTOR INQUIRIES - Woodside Energy Ltd.
Mike Lynn, Investor Relations Manager
W: (08) 9348 4283 M: (0439) 691 592